UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KATY INDUSTRIES, INC.

 (Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

486026107

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS VPC SBIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(2) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS VPC SBIC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (4)
14	TYPE OF REPORTING PERSON OO

(3) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(4) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS Victory Park Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,748,441 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,748,441 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,748,441 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.9% (6)
14	TYPE OF REPORTING PERSON OO

(5) Consists of shares issuable to lenders upon conversion of certain term loans (the “Term Loans”) made pursuant to the issuer’s Second Lien Credit Facility (as defined below). Victory Park Management, LLC, as administrative agent and collateral agent for the lenders under the Second Lien Credit Facility, has the right, at any time, to convert the outstanding principal amount of, and interest on, the Term Loans into common stock, provided that the Term Loans may not be converted into common stock until the Issuer has reduced the par value of its common stock. The shares of common stock issuable upon conversion of the Term Loans will be distributed among the lenders under the Second Lien Credit Facility pro rata in accordance with their respective commitments under the Term Loans.

(6) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (8)
14	TYPE OF REPORTING PERSON OO

(7) Consists of (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(8) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (10)
14	TYPE OF REPORTING PERSON OO

(9) Consists of (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(10) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

1	NAME OF REPORTING PERSONS Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (12)
14	TYPE OF REPORTING PERSON IN

(11) Consists of (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(12) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by (i) VPC SBIC I, LP (the “SBIC Fund”); (ii) Victory Park Capital Advisors, LLC (“Capital Advisors”); (iii) Jacob Capital, L.L.C., (“Jacob Capital”); (iv) Victory Park Management, LLC (“Victory Park Management”) and (v) Richard Levy (collectively, the “Reporting Persons”), with respect to the securities of Katy Industries, Inc. (the “Issuer”), on August 22, 2016.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and amended by adding the following:

The Reporting Persons are engaging in substantive discussions with the Issuer with respect to potential strategic alternatives involving the Issuer. Such discussions are likely to include proposals to provide additional debt capital and/or potential means of satisfying the Issuer’s various obligations under the Second Lien Credit Facility.

There can be no assurance that the Reporting Persons or any affiliate of the Reporting Persons will pursue any proposal or transaction described above, or that any such proposal, if made, will be consummated. Nor can any assurance be given that the SBIC Fund and Capital Advisors will not exercise their rights or remedies under the Second Lien Credit Facility or at law or in equity.

The exercise of the SBIC Fund’s and Capital Advisors’ rights under the Second Lien Credit Facility, or any transactions that the Reporting Persons or their representatives may discuss with the Issuer, may result in the actions specified in Items 4(a) and/or (c) of Schedule 13D.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented and amended by adding the following:

On April 3, 2017, the Issuer, the SL Borrowers, Victory Park Management, as agent, and the lenders party thereto, entered into the Sixth Amendment to the Second Lien Credit Facility (the “Sixth Amendment”). The Sixth Amendment provides for, among other things (i) the incurrence by the borrowers of additional debt in the amount of $1 million under the Second Lien Credit Facility and (ii) the use of the proceeds of such additional debt to provide incremental liquidity to the borrowers by reducing the outstanding balance under the revolving credit facility of the borrowers with Encina Business Credit SPV, LLC, as agent and swing line lender, and the lenders party to such agreement.

The foregoing summary of the Sixth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Sixth Amendment, which is attached as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Item 7.       Material to Be Filed as Exhibits

Exhibit 5	Sixth Amendment to the Second Lien Credit and Security Agreement, dated as of April 7, 2017, by and among Katy Industries, Inc., Continental Commercial Products, LLC, FTW Holdings, Inc., Fort Wayne Plastics, Inc., Victory Park Management, LLC and the lenders party thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 7, 2017, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2017

VPC SBIC I, LP

By: VPC SBIC GP, LLC, its General Partner

By: Jacob Capital L.L.C., its manager

By: /s/ Richard Levy

Name: Richard Levy

Its: Sole Member

VPC SBIC GP, LLC

By: Jacob Capital L.L.C., its manager

By: /s/ Richard Levy

Name: Richard Levy

Its: Sole Member

VICTORY PARK MANAGEMENT, LLC

By: /s/ Scott R. Zemnick

Name: Scott R. Zemnick

Title: Manager

VICTORY PARK CAPITAL ADVISORS, LLC

By: /s/ Scott R. Zemnick

Name: Scott R. Zemnick

Title: General Counsel

JACOB CAPITAL, L.L.C.

By: /s/ Richard Levy

Name: Richard Levy

Title: Sole Member

/s/ Richard Levy

Richard Levy

Exhibit Index

Exhibit 5	Sixth Amendment to the Second Lien Credit and Security Agreement, dated as of April 7, 2017, by and among Katy Industries, Inc., Continental Commercial Products, LLC, FTW Holdings, Inc., Fort Wayne Plastics, Inc., Victory Park Management, LLC and the lenders party thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 7, 2017, and incorporated herein by reference).